FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Finalizes Details of Stock Options (Stock Acquisition Rights)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 16, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Finalizes Details of Stock Options (Stock Acquisition Rights)

Tokyo, May 16, 2016—Nomura Holdings, Inc. (the “Company”) today announced that its Executive Management Board has finalized the details of the issuance of Stock Acquisition Rights (“SARs”) as outlined below.

1.	SARs to be Issued

(1)	SARs No. 69
(2)	SARs No. 70
(3)	SARs No. 71
(4)	SARs No. 72
(5)	SARs No. 73

SARs No. 69 to No. 71 will be issued to directors, executive officers1 and/or employees of the Company and/or its subsidiaries, etc. in accordance with Articles 236, 238 and 240 of the Companies Act of Japan.

2.	Reasons for Issuance of SARs

The Exercise Price of SARs will be one (1) yen per share and will be granted to directors, executive officers and employees of the Company, etc., and its subsidiaries in lieu of a portion of cash compensation.

The SARs will be issued as deferred compensation to grantees and are restricted from being exercised for approximately six months up to three years from the issuance resolution date (today).

By restricting the exercise of the rights, the SARs No. 69, No. 70 and No. 71 are expected to have the following benefits.

1.	Retain talented personnel for longer terms by introducing deferred payment.

2.	Align the interests of directors, executive officers and employees with those of shareholders by reflecting changes of share price in compensation packages.

3.	Create a common objective for Nomura Group in terms of improving performance and trust by sharing a common incentive plan for executive officers and employees working in different business divisions and regions.

SARs No. 72 and No. 73 will be granted with exercise restriction periods of approximately six months and one year, respectively, in lieu of a portion of fixed allowance in accordance with remuneration regulations in Europe.

[1]	The grant of SARs to directors and executive officers of the Company is in accordance with decisions made by the Compensation Committee.

3.	Number of SARs and Grantees

SARs to be Granted to Directors and Executive Officers of the Company

	Directors and Executive Officers (Excluding Outside Directors)
	Number of Grantees	Number of SARs	Shares of Common Stock Under SARs
SARs No. 69	7	1,269	126,900
SARs No. 70	7	1,264	126,400
SARs No. 71	7	1,263	126,300

SARs to be Granted to Employees, etc.

	Employees of the Company			Directors, Executive Officers and Employees of the Company’s Subsidiaries, etc.
	Number of Grantees	Number of SARs	Shares of Common Stock Under SARs	Number of Grantees	Number of SARs	Shares of Common Stock Under SARs
SARs No. 69	13	2,269	226,900	737	64,573	6,457,300
SARs No. 70	13	2,264	226,400	737	64,309	6,430,900
SARs No. 71	13	2,257	225,700	737	64,078	6,407,800
SARs No. 72	5	9,110	911,000	64	36,908	3,690,800
SARs No. 73	5	9,106	910,600	20	12,500	1,250,000

The above figures are projected numbers. Should the number decrease due to grantees not applying or other reasons, the revised number of SARs will be issued.

4.	Summary of SARs

	SARs No. 69	SARs No. 70	SARs No. 71
1. Grantees	Total of 757 directors, executive officers and employees of the Company and its subsidiaries, etc.	Total of 757 directors, executive officers and employees of the Company and its subsidiaries, etc.	Total of 757 directors, executive officers and employees of the Company and its subsidiaries, etc.

2. Total Number of SARs	68,111	67,837	67,598

3. Period for the exercise of SARs	April 20, 2017, to April 19, 2022	April 20, 2018, to April 19, 2023	April 20, 2019, to April 19, 2024

	SARs No. 72	SARs No. 73
1. Grantees	Total of 69 employees of the Company and its subsidiaries’ directors, executive officers and employees, etc.	Total of 25 employees of the Company and its subsidiaries’ directors, executive officers and employees, etc.

2. Total Number of SARs	46,018	21,606

3. Period for the Exercise of SARs	October 30, 2016, to October 29, 2021	April 30, 2017, to April 29, 2022

4. Value of Assets to be Rendered upon the Exercise of SARs, or the Method for Calculating Such Value	One (1) yen per share.

5. Type and Number of Shares Under a SAR	The number of shares under a SAR shall be 100 shares of common stock of the Company. Should events separately prescribed by the Company occur, the number of stocks granted under a SAR will be adjusted according to a method separately prescribed by the Company.

6. Paid-in Amount for SARs, or the Method for Calculating Such Value	No payment shall be required for SARs.

7. Conditions for the Exercise of SARs

No SAR may be exercised partially.

Note:    In accordance with SARs Agreement to be executed between the Company and the Grantees, the SARs No. 69, No. 70 and No. 71 will have the restrictions such as the Grantees must maintain a position as an executive or employee of the Company during the vesting period between the granting of the SARs and the commencement of the Exercise Period.

8. Matters with regard to Capital Stock and Capital Reserve to be Increased in the Event of the Issuance of Shares upon the Exercise of SARs

1.           Capital Stock to be Increased

Half of the amount of the maximum limit on an increase of capital stock, etc. calculated in accordance with Article 17, Paragraph 1 of the Corporate Calculation Regulations, and any fraction of less than one yen resulting from the calculation shall be rounded up to the nearest yen.

2.           Capital Reserve to be Increased

Amount of the maximum limit of increase of capital stock, etc. less the amount of capital stock to be increased.

9. Events for the Acquisition of SARs by the Company	In the event that all shares of the Company’s common stock are transferred to a party other than the Company or the meeting of the Company’s shareholders approves a merger agreement or a share exchange agreement where the Company is a party, the Company may acquire SARs on a day separately determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

10. Restriction of Acquisition of SARs by Assignment	Any assignment of SARs shall be subject to approval by resolution adopted by the Board of Directors of the Company.

11. Treatment of SARs under Organizational Restructuring	The same shall apply as described in 9.

12. Grant Date of SARs	June 7, 2016

13. Certificate of SARs	The Company shall not issue any SAR certificate.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.